UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)

AmeriCredit Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of class of securities)

03060R101
(CUSIP number)

Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)

July 21, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 03060R101	13D	Page 2

1)	NAME OF REPORTING PERSON:		Leucadia National Corporation
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	N/A
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	33,900,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	33,900,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,900,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		25.1%
14)	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 3

1)	NAME OF REPORTING PERSON:		Phlcorp, Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	N/A
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	33,900,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	33,900,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,900,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		25.1%
14)	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 4

1)	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	N/A
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	33,900,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	33,900,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,900,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		25.1%
14)	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 5

1)	NAME OF REPORTING PERSON:		BEI Arch Holdings, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	N/A
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	33,900,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	33,900,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,900,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		25.1%
14)	TYPE OF REPORTING PERSON:		00

CUSIP No. 03060R101	13D	Page 6

1)	NAME OF REPORTING PERSON:		BEI – Longhorn, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	N/A
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	33,900,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	33,900,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,900,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		25.1%
14)	TYPE OF REPORTING PERSON:		00

This Amendment No. 12 (this “Amendment”) amends the Statement on Schedule 13D originally filed on January 22, 2008 (the “Original Schedule”) by the Reporting Persons, which Original Schedule was subsequently amended (the Original Schedule as amended by Amendments No. 1 through 11, is referred to as the “Schedule 13D”) by the Reporting Persons and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.01 par value per share (the “Common Stock”), of AmeriCredit Corp., a Texas corporation (the “Company”).  Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On July 21, 2010, the Reporting Persons entered into a Shareholder Support and Voting Agreement by and among General Motors Holdings LLC, Goalie Texas Holdco Inc., and the Reporting Persons which is described in Item 6 of this Amendment and is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On July 21, 2010, the Reporting Persons entered into a Shareholder Support and Voting Agreement by and among General Motors Holdings LLC and Goalie Texas Holdco Inc. (collectively, the “Goalie Parties”) and the Reporting Persons, a copy of the form of which is attached hereto as Exhibit 1 (the “Shareholder Support Agreement”).  The Shareholder Support Agreement provides that the Reporting Persons will vote all Common Stock beneficially owned by the Reporting Persons in favor of the proposed merger of Goalie Texas Holdco Inc., a wholly owned subsidiary of General Motors Holdings LLC, with and into the Company (the “Merger”) on the terms set forth in the Agreement and Plan of Merger among General Motors Holdings LLC, Goalie Texas Holdco Inc. and AmeriCredit Corp., (the “Merger Agreement”).  Pursuant to the Merger, shareholders of the Company will receive $24.50 per share for each share of outstanding Common Stock of the Company.  A copy of the Merger Agreement is expected to be filed as an exhibit to a Form 8-K to be filed by the Company.

The Shareholder Support Agreement also provides that the Leucadia Parties will not sell or otherwise dispose of their Common Stock during the term of the Shareholder Support Agreement.  The Shareholder Support Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the written agreement of the Leucadia Parties and the Goalie Parties.  The

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terms of the Shareholder Support Agreement are incorporated herein by reference and the foregoing description is qualified in its entirety thereby.

As disclosed by the Company, consummation of the Merger is subject to certain conditions, including approval of the Company‘s shareholders, and is expected to close by the end of the fourth quarter of 2010.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1
Form of Shareholder Support and Voting Agreement dated as of July 21, 2010 among General Motors Holdings LLC, Goalie Texas Holdco Inc., Leucadia National Corporation, Phlcorp, Inc., Baldwin Enterprises, Inc., BEI Arch Holdings, LLC and BEI-Longhorn, LLC.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2010

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
	Name:	Joseph A. Orlando
	Title:	Vice President and Chief Financial Officer

PHLCORP, INC.

By:	/s/ Joseph A. Orlando
	Name:	Joseph A. Orlando
	Title:	Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando
	Name:	Joseph A. Orlando
	Title:	Vice President

BEI ARCH HOLDINGS, LLC By: Baldwin Enterprises, Inc. Its Sole Member

By:	/s/ Joseph A. Orlando
	Name:	Joseph A. Orlando
	Title:	Vice President

BEI-LONGHORN, LLC By: BEI Arch Holdings, LLC Its Sole Member By: Baldwin Enterprises, Inc. Its Sole Member

By:	/s/ Joseph A. Orlando
	Name:	Joseph A. Orlando
	Title:	Vice President

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EXHIBIT INDEX

Exhibit No.

1
Form of Shareholder Support and Voting Agreement dated as of July 21, 2010 among General Motors Holdings LLC, Goalie Texas Holdco Inc., Leucadia National Corporation, Phlcorp, Inc., Baldwin Enterprises, Inc., BEI Arch Holdings, LLC and BEI-Longhorn, LLC.

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